UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form CB

**TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM**

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

**VenFin Limited**
(Name of Subject Company)

**N/A**
(Translation of Subject Company's Name into English (if applicable))

**Republic of South Africa**
(Jurisdiction of Subject Company's Incorporation or Organization)

**Remgro Limited**
(Name of Person(s) Furnishing Form)

**Ordinary shares**
(Title of Class of Subject Securities)

**N/A**
(CUSIP Number of Class of Securities (if applicable))

**Mariza Lubbe, Company Secretary, VenFin Limited, Carpe Diem Office Park, Quantum Stree Park, Stellenbosch, 7600. Telephone number: +27 (0) 21 888 3311**
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

**24 July 2009**
(Date Tender Offer/Rights Offering Commenced)

## PART I - INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

    (a)  The following documents are attached as exhibits to this Form CB:

1. Exhibit A: Circular to VenFin Shareholders
2. Exhibit 1: B share purchase agreement;
3. Exhibit 2: order of court convening the scheme meeting;
4. Exhibit 3: VenFin Limited financials;
5. Exhibit 4: Remgro Limited financials;
6. Exhibit 5: undertakings/irrevocables;
7. Exhibit 6: VenFin Limited's memorandum and articles of association;
8. Exhibit 7: Remgro Limited's memorandum and articles of association;
9. Exhibit 8: Fairness opinion by Ernst & Young;
10. Exhibit 9: SAR Scheme Rules.

**Item 2. Informational Legends**

The required legends have been included in a prominent portion of the offering document.

## PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

## PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "SEC"), Remgro Limited is submitting to the SEC a written irrevocable consent and power of attorney on Form F-X.

## PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By:    /s/ Wilhelm Emil Bührmann
          Name: Wilhelm Emil Bührmann
          Title:  Director
          Date: 27 July 2009